Exhibit 2.1

B.R. JOHNSON, LLC

MEMBERSHIP AND PARTICIPATION INTERESTS PURCHASE AGREEMENT

THIS MEMBERSHIP AND PARTICIPATION INTERESTS PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 6th day of February, 2020, between LC 591, LLC (f/k/a Lorraine Capital, LLC), a New York limited liability company (“Lorraine Capital”) and BRJ Acquisition Partners, LLC, a New York limited liability company (“BRJ Acquisition Partners,” and together with Lorraine Capital, the “Selling Parties”), B.R. Johnson, LLC, a Delaware limited liability company (“BRJ LLC”), and Regional Brands Inc., a Delaware corporation (“Regional Brands”).

WHEREAS, the Selling Parties together own 23.83% of BRJ LLC’s common membership interests, of which Lorraine Capital owns 20% of the common membership interests and BRJ Acquisition Partners owns 3.83% of the common membership interests, and BRJ Acquisition Partners owns 4.78% of BRJ LLC’s preferred membership interests (collectively, the “Membership Interests”);

WHEREAS, BRJ LLC and Regional Brands are parties to that certain Loan and Security Agreement, dated November 1, 2016, pursuant to which BRJ LLC received a term loan in the principal amount of $7,500,000 from Regional Brands (the “Term Loan”); and Regional Brands sold to BRJ Acquisition Partners a participation interest in $358,696 in principal amount of the Term Loan (the “Participation Interest”) pursuant to that certain Participation Agreement, dated November 1, 2016, by and between Regional Brands and BRJ Acquisition Partners;

WHEREAS, William J. Maggio, Charles A. Rider, Richard F. Gioia and Justin M. Reich (the “ADSI Transferors”), each of whom is affiliated with Lorraine Capital, collectively own twenty (20) shares (the “ADSI Shares”), or approximately fifty-seven (57) percent, of the outstanding common stock of Airways Door Service, Inc. (“ADSI”) and in connection with the transactions contemplated herein, the parties hereto will cause the ADSI Shares to be transferred to designees of Regional Brands (the “ADSI Transferees”) when designated by Regional Brands on or within two weeks following the Closing Date (as defined below); and

WHEREAS, the Selling Parties desire to sell to Regional Brands, and Regional Brands desires to purchase from the Selling Parties, all of the Membership Interests and the Participation Interest, upon the terms and conditions hereinafter set forth, and as a result the Selling Parties will no longer be members of BRJ LLC or have any continuing membership, ownership or participation interest in BRJ LLC;

WHEREAS, this Agreement supersedes in all respects the right to purchase or sell Membership Interests pursuant to that Limited Liability Company Agreement of BRJ LLC, dated as of November 1, 2016, by and among Lorraine Capital, Regional Brands and BRJ Acquisition Partners (the “LLC Agreement”).

NOW, THEREFORE, in consideration of the premises, covenants, agreements, terms and conditions herein contained and for other good and valuable consideration, the receipt and legal sufficiency of all of which are hereby acknowledged, Regional Brands, BRJ LLC and the Selling Parties, intending to be legally bound, hereby agree as follows:

1.           Redemption and Sale of the Membership Interests and Sale of the Participated Interest.  At the Closing (as defined below), the Selling Parties shall sell, transfer and deliver to Regional Brands, and Regional Brands shall redeem and purchase from the Selling Parties, the Membership Interests and the Participated Interest, upon and subject to the terms and conditions of this Agreement.

2.           Purchase Price.  The aggregate purchase price (the “Purchase Price”) for the Membership Interests and the Participated Interest is One Million Six Hundred and Forty-Two Thousand Dollars ($1,642,00.00), which shall be paid at Closing by Regional Brands to the Selling Parties by wire transfer of immediately available funds to an account designated by the Selling Parties.

3.           Transfer of ADSI Common Stock. At the Closing (as defined below), the Selling Parties will cause the ADSI Transferors to transfer their full interest in ADSI Shares to the ADSI Transferees, upon and subject to the terms and conditions of this Agreement.

4.           Closing; Deliveries.

(a)          The consummation of the purchase and sale of the Membership Interests and the Participated Interest, and the transfer of the ADSI Shares (the “Closing”), will take place as of the date hereof (the “Closing Date”), and will be effective as of 11:59 p.m. on that date through an exchange of consideration and documents using electronic mail or facsimile. The parties hereby acknowledge and agree that, upon the Closing:

(i)        the Management Services Agreement dated as of November 1, 2016 by and between BRJ LLC and Lorraine Capital (the “Management Services Agreement”) shall terminate, and Lorraine Capital will have no further rights or obligations to manage BRJ LLC. For the avoidance of doubt, the Closing Date, and not February 23, 2020, as specified in the Notice of Termination letter from Regional Brands to Lorraine Capital, dated December 24, 2019, is the date on which the Management Services Agreement shall terminate; and

(ii)       and the payment in immediately available funds of the Purchase Price, the Accrued Interest (as defined below), and the Accrued Distributions (as defined below) net of the Paid Management Fees (as defined below), Regional Brands will be the sole member of BRJ LLC and will have the sole right to (A) nominate and remove all of the members of the Board of Managers of BRJ LLC (the “Board of Managers”) and to fill all vacancies occurring on the Board of Managers for any reason and (B) amend or modify the LLC Agreement.

(b)          At Closing, Regional Brands shall deliver to the Selling Parties the following:

(i)        the Purchase Price in immediately available funds pursuant to Section 2 hereof;

(ii)       (A) payment in the amount of $1,773.00 to BRJ Acquisition Partners in satisfaction of all accrued and unpaid interest on the Participation Interest through the Closing Date (the “Accrued Interest”), (B) payment in the amount of $5,654.00 to BRJ Acquisition Partners in satisfaction of all accrued and unpaid distributions on the Membership Interests held by BRJ Acquisition Partners through the Closing Date (the “BRJ Acquisition Partners Accrued Distributions”), and (C) payment of $0.00 to Lorraine Capital in satisfaction of all accrued and unpaid distributions on the Membership Interests held by Lorraine Capital (the “Lorraine Accrued Distributions” and, collectively with the BRJ Acquisition Partners Accrued Distributions, the “Accrued Distributions”), net of previously paid but unearned management fees under the Management Services Agreement (the “Paid Management Fees”);

(iii)       a counterpart to this Agreement, duly executed by Regional Brands;

(iv)      copies of all required consents, notices or approvals required to be obtained by Regional Brands in connection with the transactions contemplated hereby; and

(v)       such other documents and instruments as the Selling Parties may reasonably deem necessary relating to transactions contemplated by this Agreement.

(c)          At Closing, the Selling Parties shall deliver to Regional Brands the following:

(i)       Assignments of Membership Interests in form and substance satisfactory to Regional Brands, duly executed by the Selling Parties, and such other documents and instruments necessary to transfer the Membership Interests to Regional Brands from the Selling Parties;

(ii)       duly executed stock powers or other documentation or instruments, satisfactory to Regional Brands, effectuating the transfer of the ADSI Shares pursuant to Section 3 of this Agreement (to be executed in blank, held in escrow by the parties and automatically released upon the designation of the ADSI Transferees by Regional Brands at or following the Closing);

(iii)       resignations of all Managers and Officers employed by Lorraine Capital of BRJ LLC which have been designated by the Selling Parties, duly executed by each such Manager and Officer;

(iv)       a counterpart to this Agreement, duly executed by the Selling Parties and by BRJ LLC;

(v)       (A) a non-foreign person affidavit that complies with Section 1445 of the Internal Revenue Code of 1986, as amended, (the “Code”), duly executed by each Selling Party and (B) a properly completed Internal Revenue Service Form W-9 from each Selling Party; and

(vi)       such other documents and instruments as Regional Brands may reasonably deem necessary relating to transactions contemplated by this Agreement.

5.            Representations and Warranties of the Selling Parties.  The Selling Parties hereby represent and warrant to Regional Brands as follows:

(a)           The Selling Parties are New York limited liability companies, which are duly incorporated, validly existing and in good standing under the laws of the State of New York.  The Selling Parties each have full power and authority to carry on their business as now conducted.

(b)           The Selling Parties have good title to the Membership Interests and the Participation Interest, free and clear of all liens, claims, and encumbrances, with full legal right and power to transfer and convey ownership of the Membership Interests and Participation Interest to Regional Brands.

(c)           The Selling Parties have full power, authority and legal right to enter into this Agreement and to consummate the transactions provided for herein.  All actions on the part of the Selling Parties necessary to approve the transactions contemplated by this Agreement have been duly taken.  This Agreement has been, and the other agreements, documents and instruments required to be delivered by the Selling Parties in accordance with this Agreement will be, duly executed and delivered by the Selling Parties and constitute, or will constitute when delivered, the valid and binding agreement of the Selling Parties enforceable against the Selling Parties in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

(d)           The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Selling Parties do not and will not violate, conflict with or result in the breach of any material term, condition or provision of, or require the consent of any other person under (i) any existing law, ordinance, or governmental rule or regulation to which Seller is subject, (ii) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to the Selling Parties, or (iii) any instrument, document or agreement, oral or written, to which the Selling Parties are a party.

(e)           No broker or similar advisor acting on behalf or under the authority of the Selling Parties is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee from the Selling Parties in connection with the transactions contemplated herein.

(f)           The Selling Parties are not relying on any statement, representation or warranty, oral or written, express or implied, made by Regional Brands or BRJ LLC, any of Regional Brands’ or BRJ LLC’s respective stockholders, directors, members, or owners, or any of their respective affiliates or representatives, except as expressly set forth in this Agreement. Except for the representations and warranties of the Selling Parties expressly set forth in this Section 5 and not in limitation hereof, neither the Selling Parties nor any of their respective officers, directors, members, managers, representatives or agents makes any express or implied representation or warranty.

(g)          Since the date of the audited balance sheet of BRJ LLC for the fiscal year ended December 31, 2018, except as disclosed in Schedule 5(g) hereto or as previously disclosed in (A) documents filed by Regional Brands with the Securities and Exchange Commission or (B) written materials provided to all members of the Board of Managers, to the knowledge of Lorraine Capital, the business of BRJ LLC has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred any BRJ LLC Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually, a BRJ LLC Material Adverse Effect.

For purposes of this Agreement, “BRJ LLC Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually, materially adverse to the business, results of operations, prospects, condition (financial or otherwise), and assets of BRJ LLC taken as a whole; provided, however, that, a BRJ LLC Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial, or securities markets; (ii) any outbreak or escalation of war or any act of terrorism; (iii) general conditions in the industry in which BRJ LLC operates; or (iv) matters contemplated by this Agreement.

6.            Representations and Warranties of Regional Brands.  Regional Brands represents and warrants to the Selling Parties as follows:

(a)           Regional Brands is a corporation, which is duly organized, validly existing and in good standing under the laws of the State of Delaware.  Regional Brands has full power and authority to carry on its business as now conducted.

(b)           Regional Brands has full power, authority and legal right to enter into this Agreement and to consummate the transactions provided for herein.  All actions on the part of Regional Brands necessary to approve the transactions contemplated by this Agreement have been duly taken.  This Agreement has been duly executed and delivered by Regional Brands and constitute, or will constitute when delivered, the valid and binding agreement of Regional Brands enforceable against Regional Brands in accordance with their terms.

(c)           The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Regional Brands do not and will not violate, conflict with or result in the breach of any material term, condition or provision of, or require the consent of any other person under (i) any existing law, ordinance, or governmental rule or regulation to which Regional Brands is subject, (ii) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to Regional Brands, or (iii) any instrument, document or agreement, oral or written, to which Regional Brands is a party.

(d)           No broker or similar advisor acting on behalf or under the authority of Regional Brands is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee from Regional Brands in connection with the transactions contemplated herein.

(e)           Regional Brands is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Selling Parties, any of the Selling Parties’ members/owners or any of their respective affiliates or representatives, except as expressly set forth in this Agreement.

(f)           Since the date of the audited balance sheet of BRJ LLC for the fiscal year ended December 31, 2018, except as disclosed in Schedule 5(g) hereto or as previously disclosed in (A) documents filed by Regional Brands with the Securities and Exchange Commission or (B) written materials provided to all members of the Board of Managers, to the knowledge of Regional Brands, the business of BRJ LLC has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred any BRJ LLC Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually, a BRJ LLC Material Adverse Effect.

7.           Acknowledgments.  Regional Brands and the Selling Parties acknowledge and agree that the consideration for the Membership Interests and the Participation Interest reflect the parties’ arms-length agreement after full access to and disclosure of BRJ LLC’s business and financial records and future prospects. Each of Regional Brands and the Selling Parties acknowledge that it has had the opportunity to consult legal counsel concerning this Agreement, that it has read and understands this Agreement, that it is fully aware of the legal effect of this Agreement, and that it has entered into this Agreement freely based on its own judgment.

8.            Release and Indemnity.

Each party, on behalf of itself and each of its members, shareholders, directors, officers, managers, agents, employees and representatives, and any of its or their successors, assigns and affiliates (collectively, the “Releasing Parties”), hereby absolutely, unconditionally and irrevocably releases and discharges the other parties, and each of their respective current and future members, stockholders, directors, officers, managers, agents, employees and representatives, and any of their respective successors, assigns and affiliates (the “Released Parties”) from any and all claims, counterclaims, actions, causes of action, suits, defenses, debts, obligations, promises, expenses, liabilities, setoffs, accounts, covenants, contracts, agreements, costs, judgments and demands whatsoever, whether at law, in equity, contract, tort or otherwise (whether fixed or contingent, known or unknown, liquidated or unliquidated) (collectively, a “Claim”), which any of the Releasing Parties now has, or may hereafter have, against any of the Released Parties, arising out of or relating to events, actions, omissions, facts or circumstances occurring, arising or existing at or prior to Closing; provided, however, that the foregoing release shall not affect the rights and remedies of (i) the Releasing Parties under Article IX of the LLC Agreement, the D&O insurance policies of BRJ LLC that are in place as of the date hereof or other applicable statutory or contractual indemnification rights, (ii) the Releasing Parties under this Agreement and/or (iii) Regional Brands and/or BRJ LLC with respect to a Claim against any Selling Party resulting from the gross negligence or willful misconduct of such Selling Party in performing the services which were the subject of the Management Services Agreement, and such rights and remedies shall continue in effect.  Each of the Releasing Parties shall refrain from, directly or directly, asserting any Claim or demand or commencing, instituting or causing to be commenced, any action of any kind against the Released Parties based upon any matter released pursuant to this Section 8.

9.           Non-Competition; Non-Interference; Remedy for Certain Breaches.

(a)           In further consideration of the transactions contemplated herein, each of the Selling Parties covenant and agree that until the third (3rd) anniversary of the Closing Date (the “Non-Competition Period”), neither they nor any person then controlled by any of the Selling Parties’ members, shareholders, directors, managers or officers (the “Affiliates”), shall, without the prior consent of Regional Brands, directly or indirectly, whether or not for consideration: (i) solicit business from or otherwise compete with BRJ LLC for the business of any current or prospective customer of BRJ LLC for the purchase of services or products related to the distribution and installation of window and door units sold or provided by BRJ LLC as of the Closing Date (the “Products and Services”) anywhere in the State of New York; (ii) operate, control, advise, be engaged by, perform any consulting services for, invest in or otherwise become associated in any capacity with, any business, company, partnership, organization, proprietorship, or other entity, who or which, at any time during the Non-Competition Period, competes with the BRJ LLC for the Products and Services, anywhere in the State of New York; or (iii) engage in any practice the purpose or effect of which is to intentionally evade the provisions of this Section 9(a); provided, however, that the ownership of three percent (3%) or less of any class of securities of any publicly traded entity shall not be prohibited by this Section 9(a).

(b)           In further consideration of the consummation of the transactions contemplated herein, during the Non-Competition Period, neither of the Selling Parties nor their respective Affiliates, shall, without the prior written consent of BRJ LLC, directly or indirectly: (i) hire, solicit, induce or attempt to hire, solicit or induce any employee or agent of BRJ LLC or its affiliated entities to terminate his, her or its relationship with BRJ LLC or its affiliated entities; or (ii) induce or attempt to induce any supplier, contractor, licensor, licensee, or customer of BRJ LLC or its affiliated entities to terminate or adversely change its relationship with BRJ LLC or its affiliated entities or otherwise interfere with any relationship between BRJ LLC or its affiliated entities and any of their respective licensors, licensees, customers, suppliers or contractors.

(c)           The Selling Parties each acknowledge and agree that the covenants in this Section 9 were negotiated at arms-length, are required for the fair and reasonable protection of Regional Brands, that Regional Brands would not have purchased the Membership Interests and the Participation Interest had the Selling Parties not agreed to these covenants, that the restrictions contained herein are designed to protect the business of Regional Brands, and that the obligations of Regional Brands in this Agreement constitute adequate consideration for the obligations of the Selling Parties under Section 9. The Selling Parties further acknowledge and agree that a breach of any of the covenants, obligations or agreements set forth in Section 9, will result in irreparable and continuing damage to Regional Brands and its business and property for which there may be no adequate remedy at Law, and the Selling Parties agree that in the event of any such breach, Regional Brands shall be entitled to injunctive relief to restrain such breach by any Selling Party or its Affiliates, as applicable, and to such other and further relief (including damages) as is proper under the circumstances.

10.          Tax Matters; Etc.

(a)           The parties agree that the purchase and sale of the Membership Interests will be treated for U.S. federal (and, as applicable, state and local) income tax purposes as described in Situation 1 of Revenue Ruling 99-6, 1999-1 C.B. 432. For U.S. federal (and, as applicable, state and local) income tax purposes the amount of the Purchase Price paid in respect of the Membership Interests and other relevant items will be allocated (such allocation, the “Allocation”), among the assets of BRJ LLC in a manner consistent with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder, whereby the method of allocation will be net book value and the balance, if any, to goodwill. Regional Brands shall prepare the Allocation and shall deliver the Allocation to the Selling Parties within forty-five (45) days of the Closing Date for the Selling Parties’ review and comment. Regional Brands will consider in good faith any comments the Selling Parties may have to the Allocation if received within fifteen (15) days of Regional Brand’s delivery of the Allocation. Any adjustments to the amount of the Purchase Price or other relevant items after the Allocation is otherwise final will be allocated in a manner consistent with the original Allocation. Regional Brands, BRJ LLC, and the Selling Parties shall file all tax returns in a manner consistent with the Allocation and other provisions of this Section 10(a), and Regional Brands, BRJ LLC, and the Selling Parties shall not take a contrary position in any audit, investigation, or other proceeding with a taxing authority unless required pursuant to a determination (as defined in Section 1313(a) of the Code).

(b)           BRJ LLC’s tax return for the taxable year ending on the Closing Date and each Selling Party’s Schedule K-1 to Form 1065 for such period shall be prepared by BRJ LLC in good faith and consistent with BRJ LLC’s past practices (except as otherwise required by law). Each Selling Party’s Schedule K-1 to Form 1065 shall be delivered within such time as to reasonably allow for the timely filing of any federal, state and local tax returns of the Selling Parties.

(c)           Except as set forth in Section 4(b)(ii) above, notwithstanding anything to the contrary in the LLC Agreement, after the Closing Date the Selling Parties shall not be entitled to any distribution from BRJ LLC in their capacity as members of BRJ LLC on or prior to the Closing Date, and the payment of the portion of the Purchase Price paid in respect of the Membership Interests, together with the amount paid with respect to the Accrued Distributions and the Accrued Interest, shall be the Selling Parties’ sole payment in respect of their ownership of the Membership Interests under this Agreement and the LLC Agreement. For the avoidance of doubt, the preceding sentence shall prohibit, among other items, any distributions to the Selling Parties pursuant to Section 4.1(a) of the LLC Agreement following the Closing Date in respect of any tax period (or portion of a tax period) ending on the Closing Date.

(d)           Each of the parties hereto shall cooperate, to the extent reasonably requested by the other parties, in connection with (i) the preparation and filing of tax returns (including by providing tax work papers, schedules, analysis and any other tax-related documents), and (ii) any audit, litigation or other proceeding with respect to taxes, in each case with respect to any tax matters involving periods prior to the Closing.  Such cooperation shall include reasonable efforts to obtain any certificate or other document from any governmental authority or any other person as may be necessary to mitigate, reduce or eliminate any tax that is or otherwise would be imposed absent such certificate or document (including with respect to the transactions contemplated hereby); provided that the costs and expenses of obtaining such certificate or other documentation shall be borne by the party requesting such certificate or other documentation.  Following the Closing and except as required by law, neither BRJ LLC nor any of its affiliates shall compromise or settle any material tax claim, or consent or agree to any material tax liability, or modify, amend or restate any income or other material tax returns related to BRJ LLC with respect to any taxable period ending on or before the Closing Date or relating to taxes for any partial period ending on or before the Closing Date, in each case without the prior written consent of the Selling Parties (such consent not to be unreasonably withheld, conditioned, or delayed), if any such action would result in either Selling Party being responsible for any payment or liability with respect thereto.

(e)           All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including any penalties and interest), and all conveyance fees, recording charges and other such charges, in each case incurred in connection with this Agreement, shall be paid by the Selling Parties when due, and the Selling Parties shall, at their own expense, file all necessary tax returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other taxes and fees, and, if required by applicable law, Regional Brands shall join in the execution of any such tax returns and other documentation.

11.         Further Actions.

(a)           Each of the parties hereto shall use reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.  Following the Closing, the parties shall each deliver or cause to be delivered at such times and places as shall be reasonably requested such additional instruments as the other party may reasonably request for the purpose of carrying out the transactions contemplated by this Agreement.

(b)           Each of the Selling Parties hereby covenants and agrees that for a period of six (6) months following the Closing Date (the “Cooperation Period”) they shall cooperate with Regional Brands and BRJ LLC in transitioning the management of the affairs of BRJ LLC to Regional Brands, the members of the Board of Managers of BRJ LLC appointed by Regional Brands and the officers of BRJ LLC appointed by the Board of Managers, as reasonably requested by Regional Brands, the Board of Managers and/or such officers, including but not limited to (1) transitioning any responsibilities of Lorraine Capital under the Management Services Agreement and (2) providing information and assistance to enable Regional Brands and its appointees to manage and oversee BRJ LLC’s operations, personnel, financial, accounting and tax functions, and day to day affairs.

12.         Non-Disparagement. Each of the parties agree that they will not, directly and intentionally, disparage, defame or place in a negative light the reputation of any other party to this Agreement, in any medium, including but not limited to print and/or social media.

13.         Assignment; Binding Effect.  No party may assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.  This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Selling Parties, Regional Brands and BRJ LLC.

14.           Notices.  Any written notice to be given hereunder shall be given in writing and shall be deemed given: (a) when received if given in person, (b) on the date of transmission (upon confirmation of receipt) if sent by electronic mail, (c) three days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, and (d) if sent by an nationally recognized overnight delivery service, the day following the date given to such overnight delivery service (specified for overnight delivery).  All notices shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to the Selling Parties:	Lorraine Capital, LLC 591 Delaware Avenue Buffalo, New York 14202 Attention: Justin Reich Email: jreich@lorrainecapital.com
If to BRJ LLC:	B.R. Johnson, LLC 6960 Fly Road East Syracuse, New York 13057 Attention: Justin Reich Email: jreich@lorrainecapital.com
If to Regional Brands:	Regional Brands Inc. 6060 Parkland Boulevard Cleveland, Ohio 44124 Attention: Brian Hopkins Email: bhopkins@ancora.net

15.          Applicable Law. This Agreement shall be governed by the laws of the State of Delaware, without regard to its conflict of laws principles.

16.          Entire Agreement; Amendment. This Agreement represents the entire agreement between the parties covering everything agreed upon or understood in this transaction and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof.  There are no oral promises, conditions, representations, understandings, interpretations or terms of any kind as conditions or inducements to the execution hereof or in effect between the parties, except as may otherwise be provided herein.  This Agreement may be modified or amended only by a written instrument executed by all parties hereto.

17.          Fees and Expenses.  Each party hereto will pay its own fees, expenses and disbursements incurred in connection herewith and all other costs and expenses incurred in the performance and compliance with all conditions to be performed hereunder.

18.          Counterparts; Electronic Signatures.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement, and it shall not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one of such counterparts.  This Agreement may be signed and transmitted by facsimile machine or electronic mail and such faxed or electronically transmitted document and/or signature page shall be treated as an original document.

19.          Severability.  If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any such provision may be made unenforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by applicable law.

20.          Waiver.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

21.          Waiver of Jury Trial.  NO PARTY TO THIS AGREEMENT OR ANY ASSIGNEE, SUCCESSOR, HEIR OR PERSONAL REPRESENTATIVE OF A PARTY SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER AGREEMENTS OR THE DEALINGS OR THE RELATIONSHIP BETWEEN THE PARTIES.  NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED.  THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS.  NO PARTY HERETO HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY HERETO THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Membership and Participation Interests Purchase Agreement has been duly executed by each of the parties hereto as of the date first above written.

LC 591, llc (F/K/A Lorraine Capital, LLC)

By:	/s/ Justin M. Reich
Name: Justin M. Reich
Title: Manager

BRJ Acquisition Partners, LLC

By:	/s/ Justin M. Reich
Name: Justin M. Reich
Title: Manager

B.R. Johnson, LLC

By:	/s/ Fred DiSanto
Name: Fred DiSanto
Title: Manager

Regional brands inc.

By:	/s/ Fred DiSanto
Name: Fred DiSanto
Title: Chief Executive Officer

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